UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13G
Under the Securities Exchange Act of 1934

Insured Municipal Income Fund (PIF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45809F104

(CUSIP Number)

October 16, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X Rule 13d-1(b)
  Rule 13d-1(c)
 Rule 13d-1(d)

CUSIP No.: 45809F104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  5. Sole Voting Power

  1,034,804

  6. Shared Voting Power

  N/A

  7. Sole Dispositive Power

  1,034,804

  8. Shared Dispositive Power

  N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person

1,034,804

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A

11. Percent of Class Represented by Amount in Row (9)

5.02%

12. Type of Reporting Person (See Instructions)

IA

Item 1.

  (a) The Name of the Issuer is: Insured Municipal Income Fund

  (b) The Address of the Issuer‘s Principal Executive Office is: UBS Global Asset Management Inc., 51 West 52nd Street, New York, NY 10019

Item 2.

  (a) The name of the Person Filing is: Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), of which George W. Karpus is President, Director and controlling stockholder, Jo Ann Van Degriff is Vice–President and Director, and Sophie Karpus is a Director.

  (b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

  (c) Citizenship: Each of the Principals is a United States citizen. KIM is a New York corporation.

  (d) Title of Class of Securities: Common Stock

  (e) CUSIP Number: 45809F104

Item 3. If this statement is filed pursuant to § § 240.13d – 1 ( b ) or 240.13d – 2 ( b ) or ( c ), check whether the person filing is a:

  (a)  Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o ).

  (b)  Bank as defined in section 3 (a) (6) of the Act ( 15 U.S.C. 78c ).

  (c)  Insurance company as defined in section 3 ( a ) (6) of the Act ( 15 U.S.C. 78c ).

  (d)  Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C. 80 – a ).

  (e)  X      An investment adviser in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( E ).
  (f)  An employee benefit plan or endowment fund in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( F ).

  (g)  A parent holding company or control person in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( G ).

  (h)  A savings association as defined in Section 3 ( b ) of the Federal Deposit Insurance Act ( 12 U.S. C. 1813 ).

  (i)  A church plan that is excluded from the defininition of an investment company under section 3 ( c ) (14) of the Investment Company Act of 1940 ( 15 U.S. C. 80a – 3 ).

  (j)  Group, in accordance with § 240.13 – 1 ( b ) (1) ( ii ) ( J ).

Item 4.

(a) Amount beneficially owned: 1,034,804

(b) Percent of class: 5.02%

(c) Number of shares as to which the person has:

  (i) Sole power to vote or to direct the vote: 1,034,804

  (ii) Shared power to vote or to direct the vote: N/A

  (iii) Sole power to dispose or to direct the disposition of: 1,034,804

  (iv) Shared power to dispose or to direct the disposition of: N/A

Item 5. Ownership of Five Percent of Less of a Class.

If this statement is being filed to report the fact that as of the date herof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Invesmtnet Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   October 16, 2007